Pricing supplement no. 315
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011

04-#06-2012-R
Registration Statement No. 333-177923
Dated April 13, 2012
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments

$5,517,000 Dual Directional Knock-Out Buffered Equity Notes Linked to the S&P 500® Index due May 1, 2013

General

- The notes are designed for investors who seek an unleveraged return equal to any appreciation (with a maximum upside return of 15.00%), or an unleveraged return equal to the absolute value of any depreciation (up to 19.30%), of the S&P 500® Index at maturity, and who anticipate that the Index closing level will not be less than the Initial Index Level by more than 19.30% on any day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments, and, if the Index closing level is less than the Initial Index Level by more than 19.30% on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 1, 2013†
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- The notes priced on April 13, 2012 and are expected to settle on or about April 18, 2012.

Key Terms

Index:	The S&P 500® Index (the "Index")
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	19.30%
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to the Maximum Upside Return of 15.00%. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Index Return), subject to the Maximum Upside Return Accordingly, the maximum payment at maturity if the Index Return is positive is $1,150.00 per $1,000 principal amount note. If the Ending Index Level is equal to the Initial Index Level, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note. If the Ending Index Level is less than the Initial Index Level and ***a Knock-Out Event has*** **not** ***occurred***, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Absolute Index Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Absolute Index Return) *Because a Knock-Out Event will occur if the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 19.30% on any day during the Monitoring Period, your maximum payment at maturity is $1,193.00 per $1,000 principal amount note.* If the Ending Index Level is less than the Initial Index Level and ***a Knock-Out Event has occurred***, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Index Return) *If a Knock-Out Event has occurred and the Ending Index Level is less than the Initial Index Level, you will lose some or all of your initial investment at maturity.*
Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date
Index Return:	$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Absolute Index Return:	The absolute value of the Index Return. For example, if the Index Return is -5%, the Absolute Index Return will equal 5%.
Initial Index Level:	The Index closing level on the pricing date, which was 1,370.26
Ending Index Level:	The Index closing level on the Observation Date
Observation Date†:	April 26, 2013
Maturity Date†:	May 1, 2013
CUSIP:	48125VVB3

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" in the accompanying product supplement no. 4-I

Investing in the Dual Directional Knock-Out Buffered Equity Notes involves a number of risks. See "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement 1-I and "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$5,517,000	$55,170	$5,461,830

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-48 of the accompanying product supplement no. 4-I.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I. For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

April 13, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 9, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 4-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1,400 and reflect the Maximum Upside Return of 15.00% and the Knock-Out Buffer Amount of 19.30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

			Total Return	
Ending Index Level	Index Return	Absolute Index Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
2,520.00	80.00%	80.00%	15.00%	15.00%
2,310.00	65.00%	65.00%	15.00%	15.00%
2,100.00	50.00%	50.00%	15.00%	15.00%
1,960.00	40.00%	40.00%	15.00%	15.00%
1,820.00	30.00%	30.00%	15.00%	15.00%
1,680.00	20.00%	20.00%	15.00%	15.00%
1,610.00	15.00%	15.00%	15.00%	15.00%
1,540.00	10.00%	10.00%	10.00%	10.00%
1,470.00	5.00%	5.00%	5.00%	5.00%
1,435.00	2.50%	2.50%	2.50%	2.50%
1,414.00	1.00%	1.00%	1.00%	1.00%
1,400.00	**0.00%**	**0.00%**	**0.00%**	**0.00%**
1,386.00	-1.00%	1.00%	**1.00%**	-1.00%
1,330.00	-5.00%	5.00%	**5.00%**	-5.00%
1,260.00	-10.00%	10.00%	**10.00%**	-10.00%
1,129.80	-19.30%	19.30%	**19.30%**	-19.30%
1,129.66	-19.31%	19.31%	N/A	-19.31%
1,120.00	-20.00%	20.00%	N/A	-20.00%
980.00	-30.00%	30.00%	N/A	-30.00%
840.00	-40.00%	40.00%	N/A	-40.00%
700.00	-50.00%	50.00%	N/A	-50.00%
560.00	-60.00%	60.00%	N/A	-60.00%
420.00	-70.00%	70.00%	N/A	-70.00%
280.00	-80.00%	80.00%	N/A	-80.00%
140.00	-90.00%	90.00%	N/A	-90.00%
0.00	-100.00%	100.00%	N/A	-100.00%

(1) The Index closing level is greater than or equal to 1,129.80 (80.70% of the hypothetical Initial Index Level) on each day during the Monitoring Period.
(2) The Index closing level is less than 1,129.80 (80.70% of the hypothetical Initial Index Level) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page and the graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,400 to an Ending Index Level of 1,470. Because the Ending Index Level of 1,470 is greater than the Initial Index Level of 1,400 and the Index Return of 5% does not exceed the Maximum Upside Return of 15.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times 5\%) = \$1{,}050$$

Example 2: A Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 1,400 to an Ending Index Level of 1,330. Although the Index Return is negative, because a Knock-Out Event has not occurred and the Absolute Index Return is 5%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times 5\%) = \$1{,}050$$

Example 3: A Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 1,400 to an Ending Index Level of 1,260. Because a Knock-Out Event has occurred and the Index Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -10\%) = \$900$$

Example 4: The level of the Index increases from the Initial Index Level of 1,400 to an Ending Index Level of 1,960. Because the Ending Index Level of 1,960 is greater than the Initial Index Level of 1,400 and the Index Return of 40% exceeds the Maximum Upside Return of 15.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount note, the maximum payment at maturity if the Index Return is positive.

Example 5: A Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 1,400 to an Ending Index Level of 1,129.80. Although the Index Return is negative, because a Knock-Out Event has not occurred and the Absolute Index Return is 19.30%, the investor receives a payment at maturity of $1,193.00 per $1,000 principal amount note, the maximum payment at maturity, calculated as follows:

$$\$1,000 + (\$1,000 \times 19.30\%) = \$1,193.00$$

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Selected Purchase Considerations

- **CAPPED, UNLEVERAGED APPRECIATION POTENTIAL IF THE INDEX RETURN IS POSITIVE** — The notes provide the opportunity to earn an unleveraged return equal to any appreciation in the Index, up to the Maximum Upside Return of 15.00%. Accordingly, the maximum payment at maturity if the Index Return is positive is $1,150.00 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

- **POTENTIAL FOR UP TO A 19.30% RETURN ON THE NOTES EVEN IF THE INDEX RETURN IS NEGATIVE** — If the Ending Index Level is less than the Initial Index Level *and a Knock-Out Event has not occurred*, you will earn a positive, unleveraged return on the notes equal to the Absolute Index Return. Because the Absolute Index Return is based on the absolute value of the change from the Initial Index Level to the Ending Index Level, if the Absolute Index Return is less than or equal to 19.30%, you will earn a positive return on the notes even if the Ending Index Level is less than the Initial Index Level. For example, if the Index Return is -5%, the Absolute Index Return will equal 5%. Because a Knock-Out Event will occur if the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 19.30% on any day during the Monitoring Period, your maximum payment at maturity is $1,193.00 per $1,000 principal amount note.

- **RETURNS LINKED TO THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. See "Equity Index Descriptions — The S&P 500® Index" in the accompanying underlying supplement no. 1-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 4-I dated November 14, 2011 and the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 19.30% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 19.30% will terminate. Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less that the Initial Index Level. Accordingly, you could lose some or all of your initial investment at maturity.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM UPSIDE RETURN AND THE KNOCK-OUT BUFFER AMOUNT** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Upside Return of 15.00%, regardless of the appreciation in the Index, which may be significant. In addition, if the Ending Index Level is less than the Initial Index Level and a Knock-Out Event has not occurred, you will receive at maturity $1,000 plus an additional return equal to the Absolute Index Return, up to 19.30%. Because a Knock-Out Event will occur if the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 19.30% on any day during the Monitoring Period, your maximum payment at maturity is $1,193.00 per $1,000 principal amount note.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 4-I for additional information about these risks.

  In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD** — If the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 19.30%, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% that the Ending Index Level is less than the Initial Index Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the Index closing level is less than the Initial Index Level by not more than the Knock-Out Buffer Amount of 19.30%, or is equal to or greater than the Initial Index Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus a return equal to the Index Return if the Ending Index Level is less than the Initial Index Level by up to the Knock-Out Buffer of 19.30% or a return equal to the Index Return (which will be negative) plus the Knock-Out Buffer Amount of 19.30% at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood that the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
    - the actual and expected volatility of the Index;
    - the time to maturity of the notes;
    - whether a Knock-Out Event has occurred or is expected to occur;
    - the dividend rates on the equity securities underlying the Index;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing levels from January 5, 2007 through April 13, 2012. The Index closing level on April 13, 2012 was 1,370.26.

We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical Index closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.